Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 24, 2012

TO THE PROSPECTUS DATED AUGUST 16, 2012

This document supplements, and should be read in conjunction with the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012. This Supplement No. 4 supersedes and replaces all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;

(2)	recent real property investments;

(3)	updates to our risk factor disclosure;

(4)	compensation, fees and reimbursements payable to our advisor and its affiliates as of June 30, 2012;

(5)	selected financial data as of June 30, 2012;

(6)	updates to our prior performance summary;

(7)	updates to our distribution policy and distributions disclosure;

(8)	share redemptions as of June 30, 2012;

(9)	updates to the experts section if our prospectus; and

(10)	the incorporation of certain historical information by reference into our prospectus.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of September 2012, we accepted investors’ subscriptions for, and issued, approximately 1.3 million shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $13.3 million, and approximately 26,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $245,000. As of October 15, 2012, we had accepted investors’ subscriptions for, and issued, approximately 11.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $118.3 million. We have special escrow provisions for subscriptions from residents of Pennsylvania. The conditions of the special escrow provisions for Pennsylvania have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until February 10, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements and should be read in conjunction with the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 11 of the prospectus:

Description of Real Estate Investments

As of October 17, 2012, our investment portfolio consisted of six wholly-owned properties located in four states, comprising approximately 614,000 gross rentable square feet of corporate office and industrial space. We acquired two properties between August 1, 2012 and October 17, 2012, which are listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
HCA, Inc. – Irving, TX	Healthcare	1	HSS Systems, LLC	94,137	$15,483,000
American Tire – Colorado Springs, CO	Automotive	1	American Tire Distributors, Inc.	125,060	8,311,000

				219,197	$23,794,000

The following information supplements and should be read in conjunction with the section of our prospectus captioned Investment Objectives and Policies — Real Property Investments” beginning on page 103 of the prospectus:

Real Property Investments

As of October 17, 2012, we, through separate wholly-owned limited liability companies, owned six properties located in four states, consisting of 614,000 gross rentable square feet of corporate office and industrial space. Between August 1, 2012 and October 17, 2012, we acquired the properties listed below through the use of proceeds from our initial public offering:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
HCA, Inc. – Irving, TX	September 27, 2012	1999	$15,483,000	$309,660	3.80%	8.86%	100%
American Tire – Colorado Springs, CO	September 28, 2012	2012	8,311,000	166,220	7.39%	8.61%	100%

			$23,794,000	$475,880

(1)	Purchase price does not include acquisition costs.
(2)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisitions. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.
(3)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(4)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants of the properties listed above:

Property	Major Tenant	Renewal Options (1)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (2)
HCA, Inc. – Irving, TX	HSS Systems, LLC	1-5 yr	$588,356	(3)	$6.25	9/27/2012	1/31/2013
			1,176,713	(3)	12.50	2/1/2013	1/31/2022
American Tire – Colorado Springs, CO	American Tire Distributors, Inc.	2-5yr	656,565	(4)	5.25	9/28/2012	9/30/2023

(1)	Represents number of renewal options and the term of each option.
(2)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term, assuming no renewals are exercised. Pursuant to each of the leases, the tenants are required to pay substantially all operating expenses in addition to base rent.
(3)	The same lease covers both the 9/27/2012 to 1/31/2013 term and the 2/1/2013 to 1/31/2022 term. The annual base rent under the lease increases by an average of $0.50 per square foot for each year beginning on 2/1/2014.
(4)	The annual base rent under the lease increases by an average of $0.27 per square foot every three years.

Tenant Lease Expirations

The following table sets forth lease expirations of our wholly owned properties, as of October 17, 2012, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	145,025	2,755,475	34%
2021	—	—	—	—%
2022	3	303,846	4,289,149	53%
Thereafter	2	165,470	1,019,497	13%

	6	614,341	$8,064,121	100%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the properties noted above is approximately $19.5 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of October 17, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
HCA, Inc. – Irving, TX	$12,696,060
American Tire – Colorado Springs, CO	6,815,020

$19,511,080

We currently have no plan for any renovations, improvements or developments of the properties listed above and we believe the properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Updates to Risk Factor Disclosure

The following information supplements, and should be read in conjunction with, the second risk factor on page 23 of the section of the prospectus captioned “Risk Factors — Risks Related to an Investment in Cole Corporate Income Trust, Inc.”

As of June 30, 2012, cumulative since inception, we have paid $989,000 in distributions, of which $944,000, or 95%, was paid from net cash provided by operating activities and $45,000, or 5%, was paid using proceeds from the issuance of common stock. For the year ended December 31, 2011, we paid $214,000 in distributions, 100% of which was paid using net cash provided by operating activities. For the six months ended June 30, 2012, net cash provided by operating activities was insufficient to fully cover our distributions. As a result, of the $774,000 in distributions paid for such period, $510,000, or 66%, was paid from net cash provided by operating activities, $219,000, or 28%, was paid using net cash provided by operating activities from the prior year, and $45,000, or 6%, was paid using proceeds from the issuance of common stock.

As of June 30, 2012, cumulative since inception, net cash provided by operating activities of approximately $944,000, has been reduced by approximately $1.0 million of cumulative real estate acquisition related costs expensed in accordance with Accounting Standards Codification 805, Business Combinations. As set forth in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 55, we treat our real estate acquisition related expenses as funded by the proceeds from the offering of our shares. Therefore, for consistency, real estate acquisition related expenses are treated in the same manner (i.e., as funded by the proceeds of the offering of our shares) in describing the sources of distributions above, to the extent that distributions paid exceed net cash provided by operating activities. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment.

Compensation, Fees and Reimbursements Payable to CCI Advisors and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 75 of the prospectus:

The following table summarizes the compensation, fees and reimbursements paid to our advisor and its affiliates related to the offering stage during the following periods:

	For the Three Months Ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Offering Stage:
Selling commissions	$2,946,848	$684,901	$352,950	$298,726
Selling commissions reallowed by Cole Capital Corporation	$2,946,848	$684,901	$352,950	$298,726
Dealer manager fee	$866,085	$205,103	$103,262	$87,679
Dealer manager fee reallowed by Cole Capital Corporation	$502,172	$109,363	$44,778	$41,895
Other organization and offering expenses	$653,349	$155,854	$79,288	$64,702

As of June 30, 2012, our advisor had paid organization and offering costs of $4.8 million in connection with our ongoing public offering, of which $3.8 million was not included in our financial statements because such costs were not a liability to us as they exceeded 1.5% of gross proceeds from our ongoing public offering. As we raise additional proceeds from our ongoing public offering, the $3.8 million in costs may become payable.

The following table summarizes any compensation, fees and reimbursements paid to our advisor and its affiliates related to the acquisition and operations stage during the respective periods reflected below.

	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2011
Acquisition and Operations Stage:
Acquisition fees and expenses	$171,922	$657,000

CCI Advisors agreed to waive its right to an advisory fee from the date we broke escrow and first admitted investors in our offering, which was June 28, 2011, through June 30, 2012. Our advisor also agreed to waive all operating expense reimbursements from the date we commenced our offering, which was February 10, 2011, through June 30, 2012. Accordingly, we did not incur any advisory fees or operating expense reimbursements during the six months ended June 30, 2012 or for the year ended December 31, 2011. As of June 30, 2012, no amounts had been incurred, but not yet paid, for services provided by CCI Advisors or its affiliates.

During the six months ended June 30, 2012 and for the year ended December 31, 2011, no compensation, fees or reimbursements were incurred for services provided by our advisor and its affiliates related to the liquidity/listing stage.

Selected Financial Data

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Selected Financial Data” beginning on page 108 of the prospectus:

The following data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the three and six months ended June 30, 2012 incorporated by reference into this prospectus.

The selected financial data presented below has been derived from our condensed consolidated unaudited interim financial statements as of and for the six months ended June 30, 2012 and 2011 and our audited consolidated balance sheet as of December 31, 2011.

	As of June 30, 2012	As of December 31, 2011
Balance Sheet Data:
Total investment in real estate assets, net	$41,814,406	$33,845,241
Cash and cash equivalents	$40,887,297	$1,880,515
Total assets	$83,342,180	$37,472,564
Notes payable	$22,400,000	$18,000,000
Note payable to affiliates	$—	$4,696,155
Acquired below market lease intangibles, net	$1,432,014	$1,518,367
Redeemable common stock	$499,717	$131,702
Stockholders’ equity	$57,496,844	$10,846,504

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011
Operating Data:
Total revenue	$2,043,757	$9,387
General and administrative expenses	$422,017	$114,508
Property operating expenses	$433,105	$1,253
Acquisition related expenses	$304,501	$718,839
Depreciation and amortization	$651,917	$3,298
Operating income (loss)	$232,217	$(828,511)
Interest expense	$(497,712)	$(4,708)
Net loss	$(251,508)	$(833,111)

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011
Cash Flow Data:
Net cash provided by (used in) operating activities	$510,379	$(182,536)
Net cash used in investing activities	$(8,605,505)	$(32,856,760)
Net cash provided by financing activities	$47,101,908	$35,215,306

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011
Per Common Share Data:
Net loss — basic and diluted	$(0.08)	$(31.69)
Weighted average shares outstanding — basic and diluted	3,160,358	26,286

Updates to our Prior Performance Summary

The following information supersedes and replaces the first paragraph of the section in our prospectus captioned “Prior Performance Summary – Summary Information – Prior Private Programs” on page 109 of the prospectus:

During the period from January 1, 2002 to December 31, 2011, Cole Real Estate Investments sponsored 63 privately offered programs, including four limited partnerships, four debt offerings, 27 Delaware Statutory Trusts, 26 tenant-in-common programs, and CCPT I, a privately offered REIT, each with similar investment objectives to those of this program, and one limited partnership that did not have similar investment objectives to this program. As of December 31, 2011, such privately offered prior programs have raised approximately $654.0 million from approximately 5,900 investors.

The following information supersedes and replaces the section in our prospectus captioned “Prior Performance Summary — Liquidity Track Record — Prior Private Programs” on page 114 of the prospectus:

Of the 63 prior private programs sponsored by Cole Real Estate Investments discussed above, 35 of them disclosed a targeted date or time frame for liquidation in their private placement memorandum. Of the 35 programs that made such disclosure, five programs liquidated by the date or within the time frame set forth in their private placement memorandum. With respect to the remaining 30 programs that made such disclosure, the targeted date or time frame for liquidation has not yet occurred, and those programs were still in operation as of December 31, 2011.

Distribution Policy and Distributions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 122 of the prospectus.

Historically, we have declared daily distributions to stockholders as of daily record dates and aggregated and paid such distributions monthly in arrears. Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001781016 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on June 29, 2011 and ending on December 31, 2011. Our board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.001776144 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 1, 2012 and ending on December 31, 2012.

As of June 30, 2012, cumulative since inception, we have declared $1.3 million of distributions and we have paid $989,000, of which $489,000 was paid in cash and $500,000 was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. For the year ended December 31, 2011, we declared $287,000 of distributions and we paid $214,000, of which $83,000 was paid in cash and $131,000 was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net loss was $1.4 million as of June 30, 2012, cumulative since inception, and $1.1 million for the year ended December 31, 2011. For the six months ended June 30, 2012, we had net loss of $252,000.

The following table presents distributions and source of distributions for the periods indicated below:

	Cumulative Paid Since Inception June 30, 2012		Six Months Ended June 30, 2012		Year Ended December 31, 2011
	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$488,812	49%	$406,063	52%	$82,749	39%
Distributions reinvested	499,717	51%	368,015	48%	131,702	61%

Total distributions	$988,529	100%	$774,078	100%	$214,451	100%

Source of distributions:
Net cash provided by operating activities	$943,378	95%	$510,379	66%	$214,451	100%
Proceeds from issuance of common stock	45,151	5%	45,151	6%	—	—
Net cash provided by operating activities from prior year	—	—	218,548	28%	—	—

Total sources	$988,529	100%	$774,078	100%	$214,451	100%

As of June 30, 2012, cumulative since inception, net cash provided by operating activities of approximately $944,000, has been reduced by approximately $1.0 million of cumulative real estate acquisition related costs expensed in accordance with Accounting Standards Codification 805, Business Combinations. As set forth in the “Estimated Use of Proceeds” section, we treat our real estate acquisition related expenses as funded by the proceeds from the offering of our shares. Therefore, for consistency, real estate acquisition related expenses are treated in the same manner (i.e., as funded by the proceeds of the offering of our shares) in describing the sources of distributions above, to the extent that distributions paid exceed net cash provided by operating activities. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution.

Share Redemptions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Share Redemption Program” beginning on page 127 of the prospectus:

As of June 30, 2012, we have not received any redemption requests relating to our shares.

Experts

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Experts” on page 173 of the prospectus.

The statement of revenues and certain operating expenses of OF Centennial CO for the year ended December 31, 2011, incorporated in this Prospectus by reference from the Current Report on Form 8-K/A of Cole Corporate Income Trust, Inc., filed with the Securities and Exchange Commission on October 16, 2012, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose and basis of presentation of the statement). Such financial statement has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Incorporation by Reference

The section captioned “Incorporation by Reference” beginning on page 173 of the prospectus is superseded and replaced in its entirety as follows:

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission, or “SEC.” The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-166447) except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

(1)	Current Report on Form 8-K filed with the SEC on March 8, 2012;

(2)	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 13, 2012;

(3)	Definitive proxy statement filed with the SEC on April 10, 2012;

(4)	Current Report on Form 8-K filed with the SEC on April 11, 2012;

(5)	Quarterly Report on Form 10-Q filed with the SEC on May 15, 2012;

(6)	Current Report on Form 8-K filed with the SEC on May 15, 2012;

(7)	Current Report on Form 8-K/A filed with the SEC on May 25, 2012;

(8)	Current Report on Form 8-K filed with the SEC on June 1, 2012;

(9)	Current Report on Form 8-K filed with the SEC on August 6, 2012;

(10)	Quarterly Report on Form 10-Q filed with the SEC on August 14, 2012;

(11)	Current Report on Form 8-K filed with the SEC on August 21, 2012;

(12)	Current Report on Form 8-K filed with the SEC on October 3, 2012; and

(13)	Current Report on Form 8-K/A filed with the SEC on October 16, 2012.

All of the documents that we have incorporated by reference into this prospectus are available on the SEC’s website, www.sec.gov. In addition, these documents can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

In addition, we will provide to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write us at 2325 E. Camelback Road, Suite 1100, Phoenix, Arizona, 85016, Attention: Investor Relations, or contact our offices at (866) 907-2653. The documents also may be accessed on our website at www.colecapital.com. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.